FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Joint Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Information furnished as at 5 April 2005

REED ELSEVIER PLC (Registrant)	REED ELSEVIER NV (Registrant)

1-3 Strand	Radarweg 29
London WC2N 5JR	1043 NX Amsterdam
United Kingdom	The Netherlands
(Address of principal executive office)	(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
EXHIBIT INDEX
News Release: Reed Elsevier Announces Appointment of Strauss Zelnick as Non-Executive Director

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC Registrant	REED ELSEVIER NV Registrant

By:	/s/ L. DIXON Name: L. Dixon Title: Deputy Secretary	By:	/s/ L. DIXON Name: L. Dixon Title: Authorised Signatory

Date:	5 April 2005	Date:	5 April 2005

EXHIBIT INDEX

Exhibit No.	Description
99.1	Proposal to appoint Strauss Zelnick as Non-Executive Director

Exhibit 99.1

NEWS RELEASE

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

31 March 2005

Reed Elsevier Announces Appointment of Strauss Zelnick as Non-Executive Director

Reed Elsevier announced today the appointment of Mr Strauss Zelnick to the Boards of Reed Elsevier PLC and Reed Elsevier NV as a non-executive director, subject to shareholder approval at the respective Annual General Meetings on 27 and 28 April. He will also be appointed a non-executive director of Reed Elsevier Group plc.

Mr Zelnick, aged 47, founder of the New York based ZelnickMedia Corporation, has wide-ranging experience in the media business, including music, entertainment software, film and television. Prior to forming ZelnickMedia, Mr Zelnick was CEO of BMG Entertainment (Bertelsmann Music Group), CEO of Crystal Dynamics, and President and COO of 20th Century Fox. ZelnickMedia owns interests in an array of media and direct marketing enterprises. Mr Zelnick has an MBA and law degree from Harvard University.

Commenting on the appointment, Mr Morris Tabaksblat, Chairman of Reed Elsevier, said :

“With his extensive knowledge of the media industry, Strauss will bring an unparalleled breadth of experience, particularly from a US perspective. We are delighted to welcome Strauss to Reed Elsevier at our AGMs next month.”

Mr Zelnick serves on the board of Carver Bancorp Inc. There are no further matters to be disclosed in accordance with paragraph 16.4 of the Listing Rules of the UK Listing Authority.